UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **October 13, 2004**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On October 13, 2004, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the completed fiscal quarter ended September 24, 2004. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated October 13, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: October 14, 2004   By:_____
                                 Robert M. Mattison
                                 Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Wednesday, October 13, 2004

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD THIRD QUARTER RESULTS
NET EARNINGS INCREASE 27 PERCENT
NET SALES INCREASE 11 PERCENT

MINNEAPOLIS, MN (October 13, 2004) - Graco Inc. **(NYSE: GGG)** today announced third quarter net earnings of $28.8 million on net sales of $149.1 million - increases over the prior year of 27 percent and 11 percent, respectively. Diluted net earnings per share for the quarter were $0.41 versus $0.32 last year, a 28 percent increase. For the first nine months, Graco reported net earnings of $81.1 million on net sales of $444.2 million – increases over the prior year of 24 percent and 11 percent, respectively.

When compared to 2003 results, stronger foreign currencies versus the U.S. dollar helped to increase third quarter and year-to-date net earnings and net sales. Translated at consistent exchange rates, third quarter net earnings and net sales increased by 21 percent and 9 percent, respectively and year-to-date net earnings and net sales increased by 17 percent and 9 percent, respectively.

When compared to the third quarter of 2003, worldwide Contractor Equipment Division sales of $68.6 million increased 5 percent. In the Americas, sales were up 3 percent, with higher sales in both the paint store and home center channels. European and Asia Pacific sales were up 18 percent and 10 percent, respectively, driven by new product introductions and targeted end user programs.

Third quarter Industrial/Automotive Equipment Division sales of $67.3 million increased 18 percent versus the same period last year. Sales in the Americas were up 14 percent, with gains across all of the major product categories. In Europe, sales were up 23 percent from last year primarily due to growth across all of the major product categories and a favorable currency environment. Asia Pacific sales were up 19 percent, with double-digit sales gains in most of the major countries throughout the region.

Third quarter sales for the Lubrication Equipment Division were $13.1 million, up 17 percent from last year. The increase was primarily due to stronger sales in the Americas versus last year's third quarter. New product introductions and better economic conditions contributed to the higher sales this quarter versus last year.

Third quarter sales in the Americas increased 8 percent to $100.6 million. In Europe, net sales of $29.5 million were 21 percent higher than the third quarter of 2003, and were up 12 percent when measured in local currencies. In Asia Pacific, net sales of $18.9 million were 17 percent higher than the third quarter of 2003, and sales measured in local currencies increased 15 percent.

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Graco's gross profit margin, expressed as a percentage of sales, was 55.1 percent for the quarter versus 53.4 percent for the same period last year. The higher gross margin was due to several factors, including improved fixed cost absorption from higher production volumes, favorable currency translations and improved factory efficiencies. These factors helped to offset significantly higher raw material prices for commodities such as steel.

Graco's operating profit margin, expressed as a percentage of sales, was 29 percent for the third quarter versus 25 percent last year. Higher sales, and an improved gross profit margin more than offset the modest 4 percent increase in total operating expenses. General and administrative expenses include contributions to the Company's charitable foundation totaling $1 million for the third quarter and $2.7 million year-to-date.

"We are pleased to report another record quarter of growth in net sales, net earnings and earnings per share," said President and Chief Executive Officer David A. Roberts. " Our performance this year has been outstanding, with growth in all of our divisions across all three regions. As we have experienced this growth we have been able to leverage our fixed costs to substantially improve our profitability. This is especially pleasing given the substantial price increases we are experiencing for raw materials like steel. We recognize that we can't continue to absorb these increases internally and will need to increase our 2005 prices accordingly. Nonetheless, as we head into the fourth quarter we continue to see good demand for our products and anticipate a strong finish to the year. While we are uncertain as to the duration of this economic recovery, we are cautiously optimistic that favorable conditions will remain for the balance of 2004 and into early 2005. We are excited about the prospects for further growth as we aggressively pursue our key strategies of developing new products, entering new markets, expanding distribution and making strategic acquisitions."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2003 for a more comprehensive discussion of these and other risk factors.

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Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, October 14, 2004, at 11:00 a.m. ET to discuss Graco's third quarter results. Graco management will host the call.

A real-time, listen-only webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. ET on October 14, 2004, by dialing 800.405.2236, passcode 11010661, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through October 17, 2004.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
(In thousands, except per share amounts)	Sept. 24, 2004	Sept. 26, 2003	Sept. 24, 2004	Sept. 26, 2003
Net Sales	$149,066	$133,788	$444,213	$399,812
Cost of products sold	66,946	62,385	203,547	189,474
Gross Profit	82,120	71,403	240,666	210,338
Product development	5,231	4,464	15,798	13,265
Selling, marketing and distribution	24,449	23,794	73,976	71,979
General and administrative	9,195	9,111	29,208	27,680
Operating Earnings	43,245	34,034	121,684	97,414
Interest expense	115	146	384	386
Other expense (income), net	113	377	277	360
Earnings before Income Taxes	43,017	33,511	121,023	96,668
Income taxes	14,200	10,800	39,900	31,300
Net Earnings	$ 28,817	$ 22,711	$ 81,123	$ 65,368
Net Earnings per Common Share				
Basic	$0.42	$0.33	$1.17	$0.94
Diluted	$0.41	$0.32	$1.15	$0.93
Weighted Average Number of Shares				
Basic	69,176	68,777	69,167	69,374
Diluted	70,243	70,017	70,256	70,490

All share and per share data reflects the three-for-two stock split on March 30, 2004.
All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
(In thousands)	Sept. 24, 2004	Sept. 26, 2003	Sept. 24, 2004	Sept. 26, 2003
Net Sales				
Industrial / Automotive	$ 67,305	$ 57,276	$197,027	$167,378
Contractor	68,620	65,316	209,205	197,060
Lubrication	13,141	11,196	37,981	35,374
Consolidated	$149,066	$133,788	$444,213	$399,812
Operating Earnings				
Industrial / Automotive	$ 22,612	$ 16,981	$ 63,980	$ 46,253
Contractor	18,670	17,493	54,150	48,186
Lubrication	3,446	1,549	9,096	7,136
Unallocated Corporate Expenses	(1,483)	(1,989)	(5,542)	(4,161)
Consolidated	$ 43,245	$ 34,034	$121,684	$ 97,414

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	Sept. 24, 2004	Dec. 26, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 56,273	$112,118
Accounts receivable, less allowances of		
$5,600 and $5,700	102,488	98,853
Inventories	39,108	29,018
Deferred income taxes	15,791	14,909
Other current assets	1,961	1,208
Total current assets	215,621	256,106
Property, Plant and Equipment		
Cost	225,920	221,233
Accumulated depreciation	(134,948)	(126,916)
	90,972	94,317
Prepaid Pension	27,027	25,444
Goodwill	9,199	9,199
Other Intangible Assets, net	9,253	10,622
Other Assets	2,648	1,702
	$354,720	$397,390
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 5,883	$ 4,189
Trade accounts payable	18,096	15,752
Salaries, wages and commissions	17,180	16,384
Accrued insurance liabilities	8,750	9,939
Accrued warranty and service liabilities	8,972	9,227
Income taxes payable	9,584	5,981
Dividends payable	6,452	110,304
Other current liabilities	20,993	16,171
Total current liabilities	$ 95,910	$187,947
Retirement Benefits and Deferred Compensation	31,864	30,567
Deferred Income Taxes	8,927	9,066
Shareholders' Equity		
Common stock	69,103	46,040
Additional paid-in capital	98,335	81,405
Retained earnings	51,618	43,295
Other, net	(1,037)	(930)
Total shareholders' equity	218,019	169,810
	$354,720	$397,390

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Thirty-Nine Weeks Ended	
	Sept. 24, 2004	Sept. 26, 2003
Cash Flows from Operating Activities		
Net Earnings	$ 81,123	$ 65,368
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	13,333	13,568
Deferred income taxes	(985)	(764)
Tax benefit related to stock options exercised	5,500	3,200
Change in:		
Accounts receivable	(3,740)	2,077
Inventories	(10,112)	957
Trade accounts payable	2,353	(1,539)
Salaries, wages and commissions	800	(547)
Retirement benefits and deferred compensation	(777)	2,173
Other accrued liabilities	7,015	47
Other	(152)	223
Net Cash from Operating Activities	94,358	84,763
Cash Flows from Investing Activities		
Property, plant and equipment additions	(9,184)	(10,934)
Proceeds from sale of property, plant and equipment	126	109
Capitalized software additions	(856)	—
Acquisition of business	—	(13,514)
	(9,914)	(24,339)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	20,943	12,588
Payments on notes payable and lines of credit	(19,186)	(21,217)
Common stock issued	14,075	9,427
Common stock retired	(32,773)	(55,496)
Cash dividends paid	(123,460)	(11,460)
	(140,401)	(66,158)
Effect of exchange rate changes on cash	112	(1,606)
Net increase (decrease) in cash and cash equivalents	(55,845)	(7,340)
Cash and cash equivalents		
Beginning of year	112,118	103,333
End of period	$ 56,273	$ 95,993

All figures are subject to audit and adjustment at the end of the fiscal year.

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October 14, 2004

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of October 13, 2004.

Very truly yours,

Robert M. Mattison
Vice President, General Counsel
and Secretary

RMM:nas

Enclosures

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